02029818

Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
12-31-01

For the month of December 2001

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

13 December 2001

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2 (including this page)

Media Release

Please find following a media release in relation to completion of Mayne sale of Faulding US-based oral pharmaceuticals business to Alpharma.

Yours sincerely,

John Priestley
Company Secretary

MEDIA RELEASE
13 December 2001

Mayne sale of Faulding US-based oral pharmaceuticals business to Alpharma completed

Mayne Nickless Limited announced today that it had completed the sale of Faulding's US-based oral pharmaceuticals business to Alpharma Inc. The divestment was finalised when Mayne drew on the irrevocable stand-by letter of credit issued by the Bank of America for US$260 million today, Australian Eastern Standard Summer Time.

Mayne had previously received US$400 million of the total sale price of US$660 million.

oooOOOooo

For further information contact:

Media enquiries:
Rob Tassie
Communications Manager
Phone: +613 9868 0886
Mobile: 0411 126 455
+61411 126 455 (from outside Australia)

Investor enquiries:
Mark Rogers
Investment Relations Manager
+613 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002